Jaguar Mining Inc.

Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

KPMG LLP	Telephone	(416) 777-8500
Bay Adelaide Centre	Fax	(416) 777-8818
333 Bay Street Suite 4600	Internet	www.kpmg.ca
Toronto ON M5H 2S5
Canada

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Jaguar Mining Inc.

We have audited the accompanying consolidated financial statements of Jaguar Mining Inc., which comprise the consolidated statements of financial position as at December 31, 2013 and December 31, 2012, the consolidated statements of operations and comprehensive loss, cash flows and changes in shareholders’ deficiency for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Jaguar Mining Inc. as at December 31, 2013 and December 31, 2012, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 2 in the consolidated financial statements which describes matters and conditions that indicate the existence of a material uncertainty that casts significant doubt about Jaguar Mining Inc.’s ability to continue as a going concern.

Chartered Professional Accountants, Licensed Public Accountants

March 27, 2014

Toronto, Canada

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, 2013 and 2012

(Expressed in thousands of US dollars)

			December 31, 2013	December 31, 2012
Assets
Current assets:
Cash and cash equivalents			$9,015	$13,856
Inventory	Note 5		23,080	26,342
Other accounts receivable	Note 6	(iii)	5,866	7,983
Recoverable taxes	Note 6		3,985	9,031
Prepaid expenses and sundry assets			2,181	3,055
Derivatives	Note 7	(c)	508	43
			44,635	60,310
Prepaid expenses and sundry assets			951	2,428
Restricted cash	Note 8		109	609
Assets held for sale			36	612
Recoverable taxes	Note 6		25,220	54,458
Property, plant and equipment	Note 9		155,952	301,383
Mineral exploration projects	Note 10		67,885	84,075
			$294,788	$503,875

Liabilities and Shareholders' deficiency
Current liabilities:
Accounts payable and accrued liabilities	Note 11		$24,651	$29,745
Notes payable	Note 12		316,076	27,388
Income taxes payable			11,642	15,451
Reclamation provisions	Note 14		826	4,124
Other provisions	Note 15		7,981	4,796
Deferred compensation liabilities	Note 17		3	105
Other liabilities			1	20
			361,180	81,629
Notes payable	Note 12		5,911	240,158
Option component of convertible notes	Note 7	(g)	-	4,458
Deferred income taxes	Note 13		6,350	6,624
Reclamation provisions	Note 14		14,844	16,927
Deferred compensation liabilities	Note 17		8	216
Other liabilities			54	60
Total liabilities			388,347	350,072

Shareholders' deficiency:
Share capital			371,077	370,043
Stock options			917	2,137
Hedging reserve	Note 16(c)		508	-
Contributed surplus			17,638	16,015
Deficit			(483,699)	(234,392)
Total deficiency			(93,559)	153,803
			$294,788	$503,875

Going concern basis of accounting	Note 2
Commitments	Note 20
Subsequent events	Note 23

On behalf of the Board:
(signed) “Richard Falconer” (signed) “David Petroff”

The accompanying notes are an integral part of these consolidated financial statements.

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CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For the years ended December 31, 2013 and 2012

(Expressed in thousands of US dollars)

			Year Ended December 31,
			2013	2012

Gold sales			$134,140	$172,430
Production costs			(89,319)	(127,851)
Stock-based compensation			15	457
Depletion and amortization			(32,050)	(38,893)
Gross profit			12,786	6,143

Operating expenses:
Exploration			944	700
Paciência shut down & care and maintenance			2,529	4,350
Stock-based compensation (recovery)			356	(1,864)
Reversal of former CEO bonus accrual and other accruals			-	(3,089)
Restructuring fees			4,632	2,568
Administration			16,652	19,437
Amortization			1,138	1,168
Impairment of properties	Note 9	(d)	145,487	102,997
Provision for VAT and other taxes	Note 6	(ii)	26,701	-
Other			8,758	3,595
Total operating expenses			207,197	129,862

Loss before the following			(194,411)	(123,719)

Gain on derivatives	Note 7		(543)	(720)
Gain on conversion option embedded in convertible debt	Note 7	(g)	(4,458)	(75,473)
Foreign exchange loss			4,137	5,882
Change in ARO (recovery)	Note 14		(604)	3,585
Interest expense			54,851	28,511
Interest income			(744)	(3,168)
Loss on disposition of property			4,108	2,805
Other non-operating expenses (recoveries)			(1,502)	1,164
Total other expenses			55,245	(37,414)
Loss before income taxes			(249,656)	(86,305)
Income taxes
Current income tax recovery			(921)	(466)
Deferred income tax expense (recovery)			572	(1,302)
Total income tax recovery	Note 13		(349)	(1,768)
Net loss for the year			$(249,307)	$(84,537)

Other comprehensive income	Note 7	(c)	508	-
Total comprehensive loss for the year			$(248,799)	$(84,537)

Basic and diluted loss per share	Note 18		$2.91	$1.00
Weighted average number of common shares outstanding - basic and diluted	Note 18		85,715,349	84,409,569

The accompanying notes are an integral part of these consolidated financial statements.

Jaguar Mining Inc. | 2

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2013 and 2012

(Expressed in thousands of US dollars)

	Year Ended December 31,
	2013	2012
Cash provided by (used in):
Operating activities:
Net loss and comprehensive loss for the year	$(249,307)	$(84,537)
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:
Unrealized foreign exchange loss (gain)	1,514	(4,184)
Stock-based compensation expense (recovery)	341	(2,321)
Interest expense	54,851	28,511
Change in ARO	(604)	3,585
Deferred income taxes expense (recovery)	572	(1,302)
Depletion and amortization	33,188	40,061
Provision and loss on disposition of property, plant and equipment	2,951	4,460
Write-down of inventory	3,459	1,825
Impairment of properties	145,487	102,997
Provision for VAT and other taxes	26,701	-
Unrealized loss (gain) on derivatives	43	(43)
Unrealized gain on option component of convertible note	(4,458)	(75,473)
Reclamation expenditure	(287)	(298)
	14,451	13,281
Change in non-cash operating assets and liabilities:
Inventory	779	7,146
Other accounts receivable	2,117	(1,117)
Recoverable taxes	3,032	(1,187)
Prepaid expenses and sundry assets	2,574	(9,879)
Accounts payable and accrued liabilities	(9,345)	(5,597)
Income taxes payable	(3,809)	(3,502)
Other provisions	3,185	449
Deferred compensation liabilities	(171)	(2,383)
	12,813	(2,789)
Financing activities:
Repayment of debt	(22,139)	(20,703)
Increase in debt	41,306	23,200
Decrease in restricted cash	500	300
Interest paid	(13,663)	(14,370)
Other liabilities	(25)	(1,733)
	5,979	(13,306)
Investing activities:
Mineral exploration projects	(806)	(8,554)
Purchase of property, plant and equipment	(23,039)	(44,263)
Proceeds from disposition of property, plant and equipment	634	1,556
	(23,211)	(51,261)
Effect of foreign exchange on non-U.S. dollar denominated cash and cash equivalents	(422)	6,737
Decrease in cash and cash equivalents	(4,841)	(60,619)
Cash and cash equivalents, beginning of year	13,856	74,475
Cash and cash equivalents, end of year	$9,015	$13,856

The accompanying notes are an integral part of these consolidated financial statements.

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CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIENCY

For the years ended December 31, 2013 and 2012

(Expressed in thousands of US dollars)

	Common Shares		Stock Options		Hedging	Contributed
	Shares	Amount	Options	Amount	Reserve	Surplus	Deficit	Total

Balance as at January 1, 2012	84,409,648	$370,043	4,005,000	$14,207	$-	$3,414	$(149,855)	$237,809
Stock options granted	-	-	1,326,250	531	-	-	-	531
Vested options expired	-	-	(3,495,000)	(12,601)	-	12,601	-	-
Net loss	-	-	-	-	-	-	(84,537)	(84,537)
Balance as at December 31, 2012	84,409,648	$370,043	1,836,250	$2,137	$-	$16,015	$(234,392)	$153,803

Balance as at January 1, 2013	84,409,648	$370,043	1,836,250	$2,137	$-	$16,015	$(234,392)	$153,803
Shares issued (Note 16(a))	1,986,708	1,034	-	-	-	-	-	1,034
Stock options (Note 16(b))	-	-	277,778	403	-	-	-	403
Vested options forfeited	-	-	(70,000)	(231)	-	231	-	-
Vested options expired upon termination	-	-	(440,000)	(1,392)	-	1,392	-	-
Other comprehensive income (Note 16(c))	-	-	-	-	508	-	-	508
Net loss	-	-	-	-	-	-	(249,307)	(249,307)
Balance as at December 31, 2013	86,396,356	$371,077	1,604,028	$917	$508	$17,638	$(483,699)	$(93,559)

The accompanying notes are an integral part of these consolidated financial statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Tabular dollar amounts in thousands of US dollars, except per share amounts)

1.	Nature of business:

Jaguar Mining Inc. (the “Company” or “Jaguar”) is a corporation continued under the Business Corporations Act (Ontario) engaged in the acquisition, exploration, development and operation of gold producing properties in Brazil. The address of the Company’s registered office is 67 Yonge Street, Suite 1203, Toronto, Ontario, M5E 1J8, Canada.

These consolidated financial statements of the Company as at and for the years ended December 31, 2013 and 2012 include the accounts of the Company and its wholly-owned subsidiaries: Mineração Serras do Oeste Ltda. (“MSOL”), Mineração Turmalina Ltda. (“MTL”) and MCT Mineração Ltda. (“MCT”). All significant intercompany accounts and transactions have been eliminated on consolidation.

On November 13, 2013, the Company and its subsidiaries entered into a support agreement (as amended, the “Support Agreement”) with holders (the “Noteholders”) of approximately 81% of its $165.0 million 4.5% Senior Unsecured Convertible Notes due November 1, 2014 (“4.5% Convertible Notes”) and 82% of its $103.5 million 5.5% Senior Unsecured Convertible Notes due March 31, 2016 (together with the 4.5% Convertible Notes, the “Notes” – see Note 12) to effect a recapitalization and financing transaction that would eliminate approximately $268.5 million of the Company’s outstanding indebtedness by exchanging the Notes for common shares of Jaguar and inject approximately $50.0 million into the Company by way of a backstopped share offering (the “Share Offering”) by Noteholders pursuant to a backstop agreement dated November 13, 2013 (as amended, the “Backstop Agreement”) between the Company, its subsidiaries and certain Noteholders. Additional Noteholders signed consent agreements to the Support Agreement such that as of November 26, 2013 holders of approximately 93% of the Notes had signed the Support Agreement or a consent agreement thereto.

On December 23, 2013, the Company filed for creditor protection (the “CCAA Proceedings”) under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) in the Ontario Superior Court of Justice (Commercial List) (the “Court”). The CCAA Proceedings were commenced in order to implement a recapitalization transaction as contemplated in the Support Agreement through a plan of compromise and arrangement (as amended, supplemented or restated from time to time, the “CCAA Plan”). The Court granted an Initial Order, Claims Procedure Order and Meeting Order.

Among other things, the Initial Order of the Court imposed a general stay of proceedings against Jaguar as well as a stay of proceedings against Jaguar’s subsidiaries with respect to any guarantee, contribution or indemnity obligation, liability or claim in respect of, or that relates to, any agreement involving the Company, or the obligations, liabilities and claims of, against or affecting the Company or its business.  The period of the stay of proceedings has been extended on multiple occasions. As at March 27, 2014, the stay of proceedings had been extended to April 7, 2014, and may be further extended by the Court and Jaguar has yet to emerge from these proceedings.

The Claims Procedure Order provided for, among other things, the establishment of a claims procedure for the identification, quantification and determination of certain claims against the Company. Pursuant to the Meeting Order, Jaguar was authorized to call a meeting (the “Meeting”) of Affected Unsecured Creditors (as defined in the CCAA Plan) to consider and, if deemed advisable, to pass a resolution approving the CCAA Plan. The Meeting was held on January 31, 2014 and the CCAA Plan was approved by 100% of the Affected Unsecured Creditors that voted, in person or by proxy, at the Meeting. Following the Meeting, Jaguar obtained an order from the Court on February 6, 2014 sanctioning the CCAA Plan.

The outside date for the implementation of the CCAA Plan and the outside date under each of the Support Agreement and the Backstop Agreement have been extended on multiple occasions. As at March 27, 2014, the outside date had been extended to April 7, 2014, and may be further extended pursuant to the terms of each of the CCAA Plan, the Support Agreement and the Backstop Agreement.

Jaguar Mining Inc. | 5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Tabular dollar amounts in thousands of US dollars, except per share amounts)

As at March 27, 2014, certain conditions precedent to implementation of the CCAA Plan have not been satisfied or waived and the CCAA Plan has not been implemented.

2. Going concern:

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business as they become due. The Company is currently in default of the terms of its $165.0 million 4.5% Senior Unsecured Convertible Notes and its $30.0 million standby credit facility with Renvest Mercantile Bancorp Inc. both originally due in 2014. In addition, the Company is currently in default of the terms of its 5.5% Senior Unsecured Convertible Notes, and correspondingly, the Company has classified these notes as a current liability as well. The Company had a working capital deficiency of $316.5 million as at December 31, 2013. The Company will need to refinance/restructure its current debt and obtain additional financing in order to meet its near-term operating cash requirements, debt payments and sustaining capital expenditures. There is no assurance that the Company’s financing initiatives, which include the Company’s ability to restructure the Notes under the CCAA Plan will be successful or sufficient.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current operations or exploration programs will result in profitable mining operations. This fact, along with the factors discussed in the preceding paragraph results in a material uncertainty that casts significant doubt as to the Company’s ability to continue to operate as a going concern. The recoverability of the carrying value of property, plant and equipment and mineral exploration projects is dependent upon the success of the above operating, exploration and financing activities and the future gold price. Changes in future conditions could require material write-downs of the carrying value of property, plant and equipment and mineral exploration projects.

If the going concern assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses, and the statement of financial position classifications used, and such adjustments could be material.

The Company has been exploring and will continue to consider all of its options to maintain and raise capital when and as needed, including selling assets and/or issuing debt and/or equity securities subject to prevailing market conditions.

The purpose of the CCAA Plan discussed in Note 1 is to facilitate the continuation of the business of Jaguar as a going concern, address certain liabilities of the Company, and effect a recapitalization and financing transaction on an expedited basis to provide a stronger financial foundation for Jaguar going forward and additional liquidity to allow the Company to continue to work towards its operational and financial goals from and after its implementation in the expectation that all persons with an economic interest in Jaguar will derive a greater benefit from the implementation of the CCAA Plan than would otherwise result.

The CCAA Plan contemplates a series of steps leading to an overall capital reorganization of Jaguar. These steps include, among other things:

•	The common shares of the Company issued and outstanding immediately prior to the implementation of the CCAA Plan will be consolidated at a ratio of one (1) post-consolidation common share for each 86.39636 pre-consolidation common shares (the “Consolidation”). Any fractional common shares resulting from the Consolidation will be rounded down to the next whole share without any additional compensation therefor.

•	The Noteholders and certain other Affected Unsecured Creditors of the Company with proven claims receive their pro rata share of 14,000,000 common shares of the Company in exchange for their Notes and in satisfaction of their claims, respectively, and Noteholders who signed the Support Agreement, or a consent agreement thereto, as of November 26, 2013 will receive their pro rata share of an additional 5,000,000 common shares of the Company in exchange for their Notes. Pursuant to the CCAA Plan, the Notes (and the indentures under which such Notes were issued) will be irrevocably and finally cancelled and all unsecured claims of certain affected unsecured creditors of the Company will be fully and finally released.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Tabular dollar amounts in thousands of US dollars, except per share amounts)

•	Noteholders who elected to participate in the Share Offering will purchase up to their pro rata share of 70,955,797 common shares of the Company (collectively, the “Offering Shares”) and such Noteholders will receive their pro rata share of 9,044,203 common shares of the Company (the “Accrued Interest Offering Shares”) (based on the percentage that the unpaid interest on their Notes bore to the aggregate of all unpaid interest owing to all Noteholders who participated in the Share Offering as at December 31, 2013) in exchange for their Notes.

•	Noteholders who backstopped the Share Offering pursuant to the Backstop Agreement will purchase their pro rata share (based on their backstop commitments) of the Offering Shares not subscribed for under the Share Offering and receive their pro rata share of an additional 11,111,111 common shares of the Company in exchange for their Notes.

If the CCAA Plan is not implemented and no interim financing is obtained or no alternative restructuring plan is implemented and business operations of the Company continue at their current levels, the Company may cease to have sufficient liquidity to carry on business in the ordinary course or to service, repay or refinance its outstanding indebtedness. Under current market conditions and Jaguar’s financial condition, Jaguar can give no assurance that additional capital will be available on favourable terms, or at all. Further, if the Company ceases to remain under the protection of the Court ordered stay of proceedings under the CCAA Proceeding, then defaults under the terms of certain of its indebtedness may cause acceleration of the maturity of the Company’s obligations, and these defaults could cause cross-defaults or cross-acceleration under other obligations.

3.	Basis of preparation:

a)	Statement of compliance:

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

These consolidated financial statements were authorized for issue by the Board of Directors on March 27, 2014.

b)	Basis of measurement:

These consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments and liabilities associated with certain long-term incentive plans and reclamation provisions, which are stated at fair value.

c)	Functional and presentation currency:

These consolidated financial statements are presented in U.S. dollars, which is the Company’s functional currency. All financial information presented in U.S. dollars has been rounded to the nearest thousand.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Tabular dollar amounts in thousands of US dollars, except per share amounts)

d)	Use of estimates and judgments:

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Certain estimates, such as those related to the valuation of mineral exploration projects, recoverability of property plant and equipment, recoverable taxes, deferred tax assets and liabilities, reclamation provisions, derivatives, liabilities associated with certain long-term incentive plans, measurement of inventory and disclosure of contingent assets and liabilities depend on subjective or complex judgments about matters that may be uncertain. Changes in those estimates could materially impact these consolidated financial statements.

The judgments that management has applied in the application of accounting policies and related estimates that have the most significant effect on the amounts recognized in these consolidated financial statements are discussed below:

(i)	Unit of production depletion and amortization:

The Company’s mineral exploration projects and mining properties are depleted and amortized on a unit-of-production basis, using the expected amount of recoverable reserves. Changes to these estimates, which can be significant, could be caused by a variety of factors, including future production differing from current forecasts, expansion of mineral reserves through exploration activities, differences between estimated and actual costs of mining and other factors impacting mineral reserves or the expected life of the mining operation.

(ii)	Inventory:

Gold in process and ore in stockpiles are stated at the lower of average production cost and net realizable value. Production costs charged to earnings include labour, benefits, material and other product costs. The assumptions used in the impairment assessment of gold in process inventory include estimates of gold contained in the ore stacked, assumptions of the amount of gold stacked that is expected to be recovered and an assumed gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventory, which could reduce the Company’s earnings and working capital.

The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a leach pad will not be known until the leaching process is concluded.

(iii)	Mine reserve estimates:

A mine reserve estimate is an estimate of the amount of product that can be economically and legally extracted from the Company’s mining properties. In order to calculate reserve estimates, assumptions are required about a range of geological, technical and economic factors, including: quantities, grades, production techniques, recovery rates, production costs, transportation costs, commodity demand, commodity prices and exchange rates. The Company is required to determine and report mine reserves in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum standards.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Tabular dollar amounts in thousands of US dollars, except per share amounts)

Estimates of mine reserves may change as estimates and assumptions change and as additional geological data is generated during the course of operations. Changes in mine reserve estimates may affect carrying values of the Company’s inventory, property, plant and equipment, mineral exploration projects, reclamation provisions and deferred income taxes.

(iv)	Capitalization of mineral exploration projects:

The Company’s accounting policy for exploration costs results in certain items being capitalized according to the expected recoverability of the projects. This policy requires management to make certain estimates and assumptions as to future events and circumstances, in particular whether an economically viable extraction operation can be established. Any such estimates and assumptions may change as new information becomes available. If, after having capitalized the costs, a judgment is made that recovery of the costs is unlikely, the relevant capitalized amount will be written off to earnings.

The recoverability of the amounts shown for mineral exploration projects is dependent on the existence of economically recoverable reserves, the ability to obtain financing to complete the development of such reserves and meet obligations under various agreements, and the success of future operations or dispositions. If a project does not prove viable, all unrecoverable costs associated with the project net of any related existing impairment provisions are written off.

(v)	Production start date:

The Company assesses the stage of each mineral exploration project to determine when a mine is substantially complete and ready for its intended use. Once this stage is obtained, amortization of the mine will commence. The Company considers various criteria to assess when the mine has reached the production stage, including completion of a reasonable amount of testing of the mine plant and equipment, and the ability to sustain ongoing production of gold in a saleable form. The judgment used to apply these criteria could impact the amortization commencement date.

(vi)	Reclamation provision:

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and, over time, becoming more restrictive which impacts the cost of retiring assets at the end of their useful lives. The Company recognizes liabilities for reclamation provisions in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the period is expensed. Over time, the reclamation provision will be increased each period to reflect the interest element (accretion) reflected in its initial measurement at fair value, and will also be adjusted for changes in the estimate of the amount, timing and cost of the work to be carried out. Additionally, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company.

(vii)	Stock-based compensation:

The Company includes an estimate of forfeitures, share price volatility, expected life and risk-free interest rates in the calculation of the liability for certain long-term incentive plans. These estimates are based on previous experience and may change throughout the life of an incentive plan. Such changes could impact the carrying value of the deferred compensation liability, mineral exploration projects, inventory and earnings.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Tabular dollar amounts in thousands of US dollars, except per share amounts)

(viii)	Determination of functional currency:

The functional currency of the Company has been assessed by management based on consideration of the currency and economic factors that mainly influence the Company’s gold sales, production and operating costs, financing and related transactions. Changes to these factors may have an impact on the judgment applied in the determination of the Company’s functional currency.

(ix)	Capitalization of borrowing costs:

Borrowing costs are identified for capitalization to property, plant and equipment construction projects until such time that the constructed asset is substantially complete and ready for its intended use. Borrowing costs related to specific borrowings are identified for capitalization to mineral exploration projects until such time that the mine is substantially complete and ready for its intended use. Amounts to be capitalized are estimated based on costs incurred to date and the interest rate of specific borrowings or the weighted average borrowing costs of general borrowings. The judgment used to identify mines or assets that require capitalization of borrowing costs could impact the carrying value of those assets, depletion and amortization and interest expense.

(x)	Identification of impairment:

The Company considers, at the end of each accounting period, whether or not there has been an impairment of the capitalized mineral exploration projects, or property, plant and equipment. For producing and non-producing mining properties, this assessment is based on the expected future cash flows to be generated from the asset. Assumptions, such as gold price, discount rate, foreign exchange rate and expenditures underlying the fair value estimates are subject to risks and uncertainties. If the Company determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate, due to reductions in the price of gold, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, the Company would be required to write-down the recorded value of its mineral explorations projects, or property, plant and equipment, which would reduce the Company’s earnings and net assets.

(xi)	Recoverable taxes:

In Brazil, the Company is due refunds of certain taxes based on consumption, of which the timing of realization is uncertain. If these recoverable taxes are not collected, it could reduce the carrying value of these assets. Given limited methods available to recover these taxes and the length of time it takes to recover them, management estimates their present value based on the manner and timing of expected recovery.

(xii)	Deferred taxes:

The Company recognizes the deferred tax benefit related to tax assets and tax losses to the extent recovery is probable. Assessing the recoverability of deferred income tax assets requires management to make significant estimates of future taxable profit and expected timing of reversals of existing temporary differences. To the extent that future cash flows and taxable profit differ significantly from estimates, the ability of the Company to realize the deferred tax assets recorded at the balance sheet date could be impacted. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods from tax assets and tax losses.

(xiii)	Other provisions and contingent liabilities:

On an ongoing basis, the Company is subject to various claims and other legal disputes, the outcomes of which cannot be assessed with a high degree of certainty. A liability is recognized where, based on the Company’s legal views and advice, it is considered probable that an outflow of resources will be required to settle a present obligation that can be measured reliably.

Jaguar Mining Inc. | 10

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Tabular dollar amounts in thousands of US dollars, except per share amounts)

By their nature, these contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment of the potential outcome of future events.

4.	Significant accounting policies:

a)	Existing accounting policies:

(i)	Basis of consolidation:

Subsidiaries are entities controlled by the Company. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of the subsidiaries have been changed when necessary to align them with the policies adopted by the Company.

(ii)	Cash and cash equivalents:

The Company considers deposits in banks, certificates of deposit and short-term investments with remaining maturities of three months or less at the time of acquisition to be cash and cash equivalents. Cash held on deposit as security is classified as restricted cash.

(iii)	Short-term investments:

Short-term investments include short-term money market instruments with terms to maturity at the date of the acquisition of between three and twelve months. Short-term investments are classified as fair value through profit or loss (“FVTPL”) and recorded at fair value.

(iv)	Inventory:

Gold in process and ore in stockpiles are stated at the lower of the average total production cost or net realizable value. Production costs include direct labour, employee benefits, direct material and other direct product costs including depletion and amortization. Net realizable value represents estimated selling price in the ordinary course of business, less any further costs expected to be incurred to completion.

Raw materials and mine operating supplies are stated at the lower of weighted average cost, and net realizable value.

(v)	Property, plant and equipment:

The Company’s property, plant and equipment are recorded at cost less accumulated amortization and accumulated impairment losses. Amortization is recorded over the estimated useful lives of the assets, after taking into account residual values as follows:

Processing plants	- over plant life, straight-line basis
Vehicles	- 5 years, straight-line basis
Equipment	- 5 -10 years, straight-line basis
Leasehold improvements	- over term of lease, straight-line basis
Mining properties	- unit-of-production method (1)
Jaguar Mining Inc. | 11

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Tabular dollar amounts in thousands of US dollars, except per share amounts)

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment. Amortization is adjusted prospectively if there is a change in useful lives, reserve base or residual values.

(1) Depletion of mining properties and amortization of pre-production and development costs are calculated and recorded on the unit-of-production basis over the mine’s estimated and economically proven and probable reserves and the portion of mineralization resources expected to be classified as reserves.

(vi)	Stripping costs:

Stripping costs incurred in the production phase of a mining operation are accounted for as production costs and are included in the costs of inventory produced, unless the stripping activity can be shown to be a betterment of the mineral property, in which case the stripping costs are capitalized. Betterment occurs when the stripping activity increases future output of the mine by providing access to additional reserves. Capitalized stripping costs are amortized on a unit-of-production basis over the economically recoverable proven and probable reserve ounces of gold to which they relate.

(vii)	Impairment:

The carrying value of all categories of property, plant and equipment and mineral exploration projects are reviewed at each reporting date for impairment whenever events or circumstances indicate the recoverable amount may be less than the carrying amount. The recoverable amount is the greater of its value-in-use and its fair value less cost of disposal.

Value-in-use is based on estimates of discounted future cash flows expected to be recovered from an asset or the smallest group of assets that largely generates independent cash inflows (cash generating units or “CGUs”) through their use. Estimated future cash flows are calculated using estimates of future recoverable reserves and resources, future commodity prices and expected future operating and capital costs. Once calculated, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Fair value less cost of disposal is the amount obtainable from the sale of an asset or CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. Costs of disposal are incremental costs directly attributable to the disposal of an asset or CGU, excluding finance costs and income tax expense.

An impairment loss is recognized when the carrying value of an asset held for use exceeds its estimated recoverable amount. Impairment losses recognized in respect of CGUs are allocated to reduce the carrying amounts of the other assets in the unit (group of units) on a pro-rata basis. Impairment losses are recognized in operating expenses. Impairment charges are recorded in the reporting period in which determination of impairment is made by management.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount and only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion or amortization, if no impairment loss had been recognized.

Jaguar Mining Inc. | 12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Tabular dollar amounts in thousands of US dollars, except per share amounts)

(viii)	Mineral exploration projects:

The Company classifies exploration costs as green field or brown field according to the expected recoverability of the projects. Green field exploration costs are exploration costs from the first evaluation of the target area through to the completion of a scoping/feasibility study. All costs related to green field are expensed and included in exploration costs in the consolidated statements of operations and comprehensive loss.

Exploration costs incurred subsequent to confirmation of an area’s potential are classified as brown field exploration costs. The Company considers its brown field exploration costs to have the characteristics of property, plant and equipment. As such, the Company defers brown field exploration costs, including acquisition costs, field exploration and field supervisory costs relating to specific properties until those properties are brought into production.

After a mine property has been brought into production the related costs will be transferred to property, plant and equipment and the deferred costs will be amortized on a unit of production basis based on their estimated economic lives or until the properties are abandoned, sold, or considered to be impaired in value, at which time an appropriate charge will be made.

(ix)	Income taxes:

Income tax expense comprises current and deferred income taxes. Income tax expense is recognized in the consolidated statements of operations and comprehensive loss except to the extent that it relates to items recognized directly in equity.

Current income taxes

Current income taxes are the expected taxes payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to taxes payable in respect of previous years.

Deferred income taxes

The Company accounts for deferred income taxes under the asset and liability method. Under this method of tax allocation, deferred income and mining tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax bases (temporary differences).

Deferred income taxes are measured using the tax rates that are expected to be in effect when the temporary differences are likely to reverse, based on the laws that have been enacted or substantively enacted by the reporting date. The effect on deferred income tax assets and liabilities of a change in tax rates is included in earnings in the period in which the change is substantively enacted. The amount of deferred income tax assets recognized is limited to the amount that is probable to be realized.

Jaguar Mining Inc. | 13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Tabular dollar amounts in thousands of US dollars, except per share amounts)

(x)	Reclamation provisions:

The Company recognizes a provision arising from legal and constructive obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset. A reclamation provision is a monetary item that is recorded in the period in which it is incurred and is estimated based on the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices adjusted for inflation. These estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money and risks specific to the liability. When the reclamation provision is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. The Company amortizes the amount added to the asset using the amortization method established for the related asset. The amortization expense is included in the consolidated statements of operations and comprehensive loss and accounted for in depletion and amortization. An accretion expense in relation to the discounted provision over the remaining life of the mining properties is accounted for in the consolidated statements of operations and comprehensive loss and added to the reclamation provision. The provision is adjusted at the end of each reporting period to reflect the passage of time, changes in foreign exchange rates, specific risks, changes in discount rates and changes in the estimated future cash flows underlying the obligation. Upon settlement of the liability, a gain or loss is recorded.

(xi)	Other provisions:

Provisions are recorded when a legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation estimated at the end of each reporting period, taking into account the risks and uncertainties surrounding the obligation and is measured using the present value of cash flows estimated to settle the present obligation.

(xii)	Foreign currency translation:

The U.S. dollar is considered to be the functional currency of the Company and of its subsidiaries. Monetary assets and liabilities of the Company's Brazilian operations are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date, and non-monetary assets and liabilities are translated at the historical rate of exchange. Transactions in foreign currencies are translated at the actual rates of exchange. Foreign currency gains and losses are recognized in the consolidated statements of operations and comprehensive loss.

(xiii)	Revenue recognition:

The Company produces gold doré which is further refined by a third party. Revenue from gold doré is recognized when title is transferred, delivery is completed, and when the Company has reasonable assurance with respect to measurement and collectability.

(xiv)	Stock-based compensation:

The Company has stock-based compensation plans, which are described in Note 16 and 17. The Company accounts for all equity-settled stock-based payments using a fair value based method incorporating the Black-Scholes model.

Under the fair value based method, compensation cost attributable to options granted is measured at fair value at the grant date and amortized on a straight-line basis over the vesting period. The amount recognized as an expense is adjusted to reflect any changes in the Company’s estimate of the shares that will eventually vest and the effect of any non-market vesting conditions.

The Company treats awards that call for settlement in cash, including share appreciation rights and performance awards, as liabilities. The value of these liabilities is re-measured at each reporting period at fair value. Any gains or losses on re-measurement are recorded in the consolidated statements of operations and comprehensive loss. For any changes in the estimated forfeiture of the awards, the accrued compensation cost will be adjusted in the period in which the change of estimate is determined.

Jaguar Mining Inc. | 14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Tabular dollar amounts in thousands of US dollars, except per share amounts)

Share-based payment arrangements in which the Company receives goods or services as consideration are measured at the fair value of the good or service received, unless that fair value cannot be estimated reliably.

(xv)	Earnings (loss) per share:

Basic earnings (loss) per share is computed by dividing the net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. The dilutive effect of outstanding options and their equivalents are reflected in diluted earnings (loss) per share by the application of the treasury method. The computation of diluted earnings (loss) per share assumes conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.

(xvi)	Financial instruments - recognition and measurement:

The Company classifies all financial instruments as either held-to-maturity, FVTPL, loans and receivables, available-for-sale, or other financial liabilities.

•	Held-to-maturity financial assets are initially recognized at their fair values and subsequently measured at amortized cost using the effective interest method. Impairment losses are charged to earnings in the period in which they arise.

•	FVTPL financial instruments are carried at fair value with changes in fair value charged or credited to earnings in the period in which they arise.

•	Loans and receivables are initially recognized at their fair values, with any resulting premium or discount from the face value being amortized to earnings using the effective interest method. Impairment losses are charged to earnings in the period in which they arise.

•	Available-for-sale financial instruments are carried at fair value with changes in the fair value charged or credited to other comprehensive income. Impairment losses are charged to earnings in the period in which they arise.

•	Other financial liabilities are initially measured at cost or amortized cost, net of transaction costs and any embedded derivatives that are not closely related to the financial liability, depending upon the nature of the instrument with any resulting premium or discount from the face value being amortized to earnings using the effective interest method.

•	The following is a summary of the financial instruments outstanding and classifications as at December 31, 2013:

Cash and cash equivalents	- Loans and receivables
Other accounts receivable	- Loans and receivables
Derivative assets and liabilities	- FVTPL
Restricted cash	- Loans and receivables
Accounts payable and accrued liabilities	- Other financial liabilities
Notes payable	- Other financial liabilities
Other provisions	- Other financial liabilities
Option component of convertible notes	- FVTPL

Jaguar Mining Inc. | 15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Tabular dollar amounts in thousands of US dollars, except per share amounts)

The Company has used certain derivative financial instruments, principally forward sales contracts and commodity option contracts to manage commodity price exposure on gold sales, and forward foreign exchange contracts to manage exposure to changes in foreign exchange rates. Derivative financial instruments are used for risk management purposes and not for generating trading profits. Derivative instruments are recorded at fair value. Changes in the fair values of derivative instruments are recognized in interest income/expense in the consolidated statements of operations and comprehensive loss with the exception of derivatives designated as effective cash flow hedges.

For cash flow hedges that qualify under the hedging requirements of IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”), the effective portion of any gain or loss on the hedging instrument is recognized in OCI and the ineffective portion is reported as an unrealized gain (loss) on derivatives contracts in the consolidated statement of operations and comprehensive loss.

Unrealized gains and losses on forward sales contracts are a result of the difference between the forward spot price of the gold and the forward sales contract price. Unrealized gains and losses on forward foreign exchange contracts are primarily a result of the difference between the forward currency contract price and the spot price of the Brazilian reais (R$).

(xvii)	Borrowing costs:

Borrowing costs directly related to the financing of qualifying capital projects under construction are added to the capitalized cost of those projects during the construction phase, until such time that the assets are substantially ready for their intended use or sale, which in the case of mining properties is when they are capable of commercial production. Specific borrowings to finance a project are capitalized as the actual borrowing costs are incurred. Interest expense on general borrowings is capitalized to qualifying capital projects using a weighted average of the borrowing costs applicable to the Company during the period.

All other borrowing costs, including the foreign currency translation on the principal borrowed, are recognized in the consolidated statements of operations and comprehensive loss in the period in which they are incurred.

b)	Accounting standards and interpretations implemented during 2013:

Consolidated Financial Statements

IFRS 10 Consolidated Financial Statements (“IFRS 10”) introduces a new approach to determining which investees should be consolidated, and provides a single model to be applied in the control analysis for all investees. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27 Consolidated and Separate Financial Statements. The adoption of IFRS 10 was effective for the annual period beginning on January 1, 2013. There was no impact on the Company’s financial statements upon adoption of IFRS 10.

Joint Arrangements

IFRS 11 Joint Arrangements (“IFRS 11”), published in May 2011, replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 changes the accounting for joint ventures and removes the free choice between using the equity method and using proportionate consolidation. IFRS 11 was effective for reporting years beginning on or after January 1, 2013. There was no impact on the Company’s financial statements upon adoption of IFRS 11.

Disclosure of Interests in Other Entities

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) was issued by the IASB in May 2011. IFRS 12 requires enhanced disclosures for entities that have an interest in subsidiaries, joint arrangements, associates or unconsolidated structured entities. IFRS 12 was effective for annual periods beginning on or after January 1, 2013. There was no impact on the Company’s financial statements upon adoption of IFRS 12.

Jaguar Mining Inc. | 16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Tabular dollar amounts in thousands of US dollars, except per share amounts)

Fair Value Measurement

IFRS 13 Fair Value Measurement (“IFRS 13”), published in May 2011, provides a single source of guidance for defining fair value, measuring fair value, and disclosing fair value measurements. IFRS 13 was effective for annual periods beginning on or after January 1, 2013. This standard is adopted prospectively as of the beginning of the 2013 annual period. There was no impact on the Company’s financial statements upon adoption of IFRS 13.

Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”) was issued by the IASB to address accounting issues regarding waste removal costs incurred in surface mining activities during the production phase of a mine, referred to as production stripping costs. The new interpretation addresses the classification and measurement of production stripping costs as either inventory or as a tangible or intangible non-current “stripping activity asset”. The standard also provides guidance for the depreciation or amortization and impairment of such assets. IFRIC 20 was effective for reporting years beginning on or after January 1, 2013. There was no impact on the Company’s financial statements upon adoption of IFRIC 20.

c)	Accounting standards and interpretations issued but not yet implemented:

On May 21, 2013, the IASB issued IFRIC 21 Levies (“IFRIC 21”), an interpretation on the accounting for levies imposed by governments. IFRIC 21 is an interpretation of IAS 37, Provisions, contingent liabilities and contingent assets. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (known as an obligating event). The interpretation clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. The Company is assessing the impact on its consolidated financial statements from the adoption of IFRIC 21 effective January 1, 2014.

The IASB has issued IFRS 9 Financial Instruments (“IFRS 9”) which proposes to replace IAS 39 Financial Instruments Recognition and Measurement. The replacement standard has the following significant components: establishes two primary measurement categories for financial assets — amortized cost and fair value; establishes criteria for classification of financial assets within the measurement category based on business model and cash flow characteristics; and eliminates existing held to maturity, available-for-sale and loans and receivable categories. The amendments made to IFRS 9 in November 2013 removed the mandatory effective date from IFRS 9. However, entities may still choose to apply IFRS 9 immediately. The Company does not intend to adopt IFRS 9 in its financial statements for the annual period beginning January 1, 2014 but will continue to monitor and evaluate the impact of any required changes to its consolidated financial statements based on the characteristics of its financial instruments until the adoption time.

Jaguar Mining Inc. | 17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Tabular dollar amounts in thousands of US dollars, except per share amounts)

5.	Inventory:

Inventory is comprised of the following:

	December 31,	December 31,
	2013	2012
Raw material	$2,852	$3,483
Mine operating supplies	7,456	9,221
Ore in stockpiles	871	1,308
Gold in process	11,901	12,330
Total Inventory	$23,080	$26,342

In 2013, raw material, mine operating supplies, and changes in ore in stockpiles and gold in process included in “production costs” amounted to $85.2 million (2012 - $118.2 million).

In addition, during 2013, the Company incurred an inventory write-down of $3.5 million (2012 - $1.8 million).

6.	Recoverable taxes:

	December 31, 2012	Additions	Sale of credits	Applied to payroll taxes	Foreign exchange	December 31, 2013
Value added taxes ("VAT") and other (i)	$47,229	$5,890	$-	$(3,412)	$(6,066)	$43,641
Provision for VAT and other (ii)	-	(26,701)	-	-	-	$(26,701)
ICMS (iii)	19,182	3,765	(6,153)	-	(2,267)	14,527
Reserve for ICMS (iii)	(2,922)	(69)	617	-	112	(2,262)
	63,489	(17,115)	(5,536)	(3,412)	(8,221)	29,205

Less: current portion	9,031					3,985
Long-term portion	$54,458					$25,220

(i)	The Company is required to pay certain taxes in Brazil that are based on purchases of consumables and property, plant and equipment. These taxes are recoverable from the Brazilian tax authorities through various methods.

(ii)	The Company recorded a provision against its recoverable taxes given limited methods available to recover such taxes and the length of time it will take to recover such taxes. The provision reduces the net carrying value of value added taxes and other to their estimated present value based on the manner and timing of expected recovery, discounted at a rate of 9.9%.

(iii)	ICMS – Imposto sobre circulação de mercadorias e prestação de serviços is a type of value added tax which can either be sold to other companies (usually at a discount rate of 15%) or be used to purchase specified machinery and equipment. The ICMS credits can only be realized in the state they were generated, in the case of Jaguar, in the State of Minas Gerais, Brazil.

Recorded as other accounts receivable is $5.9 million related to a receivable from sales of ICMS tax credits to other companies (2012 - $8.0 million).

Jaguar Mining Inc. | 18

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Tabular dollar amounts in thousands of US dollars, except per share amounts)

7.	Financial risk management and financial instruments:

The Company’s activities expose it to a variety of financial risks, including but not limited to: credit risk, liquidity risk, currency risk, interest rate risk and price risk.

a)	Credit risk:

Credit risk arises from cash held with banks, derivative financial instruments with positive fair values and credit exposure to customers. The credit risk is limited to the carrying amount on the balance sheet.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but does not expect any counterparties to fail to meet their obligations. The Company’s cash and cash equivalents are held through large financial institutions in Brazil, Canada and the United States. The Company manages its credit risk by entering into transactions with high-credit quality counterparties, limiting the amount of exposure to each counterparty where possible, and monitoring the financial condition of the counterparties.

b)	Liquidity risk:

As at December 31, 2013, the Company had a working capital deficiency of $316.5 million and an accumulated deficit of $483.7 million. The Company incurred a loss for the year ended December 31, 2013 amounting to $249.3 million. The Company’s financial liabilities and other commitments are listed in Note 20.

The Company will need to refinance/restructure its current debt and obtain additional financing in order to meet its near-term operating cash requirements, debt payments and sustaining capital expenditures. There is no assurance that the Company’s financing initiatives, which include the Company’s ability to restructure the Notes will be successful or sufficient (see Notes 1 and 2).

c)	Derivative financial instruments:

The Company assesses its financial instruments and non-financial contracts on a regular basis to determine the existence of any embedded derivatives which would be required to be accounted for separately at fair value and to ensure that any embedded derivatives are accounted for in accordance with the Company’s policy.

•	Forward sales contract:

During 2013, the Company entered into forward contracts to hedge against the risk of declining gold prices for a portion of its forecasted gold sales during the period. The unrealized gain in the amount of $508,000 is recorded as derivative assets. Included in the consolidated statements of operations and comprehensive loss are realized gains of $65,000 (2012 – realized gains of $600,000). The following are the outstanding contracts as of December 31, 2013:

Settlement date	Ounces hedged	US$ per ounce
March 31, 2014	589	$1,342
March 31, 2014	2,000	1,346
March 31, 2014	1,000	1,348
Total	3,589	$1,346

Jaguar Mining Inc. | 19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Tabular dollar amounts in thousands of US dollars, except per share amounts)

•	Forward foreign exchange contracts:

As at December 31, 2013, no forward foreign exchange contracts were outstanding. Included in the consolidated statements of operations and comprehensive loss are realized gains of $479,000 related to the contracts settled during the year ended December 31, 2013 (2012 - unrealized gain of $43,000 and realized gains of $77,000). As at December 31, 2012, derivative assets included $43,000 of unrealized foreign exchange gains relating to the forward foreign exchange contracts outstanding at that time.

d)	Currency risk:

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. Financial instruments that impact the Company’s net earnings due to currency fluctuations include: Brazilian reais and Canadian dollar denominated cash and cash equivalents, recoverable taxes, accounts payable and accrued liabilities, income taxes payable, reclamation and other provisions, and deferred compensation liabilities.

The table below summarizes a sensitivity analysis for significant unsettled currency risk exposure with respect to the Company’s financial instruments as at December 31, 2013 and 2012 with all other variables held constant. It shows how income before taxes would have been affected by changes in the relevant risk variables that were reasonably possible at that date.

Exchange Rates	Change for Sensitivity Analysis	Impact of Change to 2013 Foreign Exchange Gain/Loss	Impact of Change to 2012 Foreign Exchange Gain/Loss
U.S. dollar per Brazilian reais	10% change in Brazilian reais	$1,884	$1,971
U.S. dollar per Canadian dollar	10% change in Canadian dollar	121	56

e)	Interest rate risk:

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. The Company managed its risk by entering into long-term agreements with fixed interest rates on 100% of its debt with interest rates ranging from 0% to 11.0% per annum (2012 – 0% to 8.9% per annum).

f)	Price risk:

The Company is exposed to price risk with respect to gold prices on gold production. The Company entered into hedge contracts during 2013 to manage this risk. As at December 31, 2013, the Company had 3,589 ounces of gold hedged (Note 7(c)). No gold hedges were in place as at December 31, 2012.

g)	Financial instruments:

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts its valuation models to incorporate a measure of credit risk.

The fair value of the following financial assets and liabilities approximate their carrying amount due to the limited term of these instruments:

Jaguar Mining Inc. | 20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Tabular dollar amounts in thousands of US dollars, except per share amounts)

a.	Cash and cash equivalent
b.	Other accounts receivable
c.	Restricted cash
d.	Accounts payable and accrued liabilities
e.	Other provisions
f.	Deferred compensation liabilities

The fair value of the notes payable is based on their market price, if available, and it is disclosed in Note 12.

Fair value estimation:

IFRS 7 Financial Instruments - Disclosures prescribes the following three-level fair value hierarchy for disclosure purposes based on the transparency of the inputs used to measure the fair values of financial assets and liabilities:

a.  Level 1 – quoted prices (unadjusted) of identical instruments in active markets that the reporting entity has the ability to access at the measurement date.

b.  Level 2 – inputs are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

c.Level 3 – one or more significant inputs used in a valuation technique that are unobservable for the instruments.

Determination of fair value and the resulting hierarchy requires the use of observable market data whenever available. The classification of a financial instrument in the hierarchy is based upon the lowest level of input that is significant to the measurement of fair value.

As at December 31, 2013, the option component of the convertible notes was measured at fair value as follows:

	December 31,	December 31,
	2013	2012
Option component of convertible notes	$-	$4,458

The option component of the convertible notes is fair valued using the Crank-Nicolson valuation model which requires inputs, such as volatility and credit spread, which are both unobservable and significant, and therefore are categorized as Level 3 in the fair value hierarchy.

Inter-relationship between key unobservable inputs and fair value measurements:

The table below summarizes a sensitivity analysis for the inputs of volatility and credit spread as at December 31, 2013 and 2012 with all other variables held constant. It shows how the option component of the convertible notes and income before taxes would have been affected by changes in these relevant risk variables that were reasonably possible at that date.

Jaguar Mining Inc. | 21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Tabular dollar amounts in thousands of US dollars, except per share amounts)

Impact to option component of convertible notes:

Assumption	Change for Sensitivity Analysis	Impact of Changes as at December 31, 2013	Impact of Changes as at December 31, 2012
Volatility	5% increase	$-	$457
	5% decrease	-	(456)
Credit spread	1% increase	$-	$40
	1% decrease	-	(42)

The carrying amount of the option component of the convertible notes was $nil as at December 31, 2013 (2012 - $4.5 million). The change in fair value of $4.5 million for the year ended December 31, 2013 is shown as a gain on conversion option embedded in convertible debt in the consolidated statements of operations and comprehensive loss (2012 - $75.5 million gain).

8.	Restricted cash:

As at December 31, 2013, $109,000 was held in a Certificate of Deposit as security for corporate credit card (2012 - $109,000). In addition, as at December 31, 2012, $300,000 was restricted as collateral for the foreign exchange contracts. Also as at December 31, 2012, $200,000 was restricted as collateral for the Renvest Credit Facility (Note 12(e)).

Jaguar Mining Inc. | 22

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Tabular dollar amounts in thousands of US dollars, except per share amounts)

9.	Property, plant and equipment (“PPE”):

Property, Plant and Equipment	Processing plant	Vehicles	Equipment	Leasehold improvements	Assets under construction	Mining properties	Total
Cost
Balance at January 1, 2012	$13,865	$14,442	$220,431	$2,744	$11,772	$283,709	$546,963
Additions	25	3,164	3,855	6	10,379	32,531	49,960
Disposals	-	(3,820)	(7,020)	(430)	-	-	(11,270)
Transfer to assets held for sale	-	(154)	(1,748)	-	(998)	-	(2,900)
Reclassify within PPE	1,790	2	16,924	44	(18,760)	-	-
Reclassify from MEP	-	-	-	-	-	2,230	2,230
Balance at December 31, 2012	$15,680	$13,634	$232,442	$2,364	$2,393	$318,470	$584,983

Balance at January 1, 2013	$15,680	$13,634	$232,442	$2,364	$2,393	$318,470	$584,983
Additions	19	156	2,199	16	3,421	15,261	21,072
Disposals	-	(131)	(8,088)	-	(397)	-	(8,616)
Transfer from assets held for sale	-	134	1,680	-	397	-	2,211
Reclassify within PPE	18	-	2,646	-	(2,664)	-	-
Balance at December 31, 2013	$15,717	$13,793	$230,879	$2,380	$3,150	$333,731	$599,650

Accumulated amortization and impairment
Balance at January 1, 2012	$7,789	$7,041	$57,295	$963	$-	$85,200	$158,288
Amortization for the year	868	2,226	18,563	461	-	19,158	41,276
Impairment loss	1,115	1,238	18,384	189	922	69,748	91,596
Transfer to assets held for sale	-	(96)	(982)	-	-	-	(1,078)
Disposals	-	(2,622)	(3,430)	(430)	-	-	(6,482)
Balance at December 31, 2012	$9,772	$7,787	$89,830	$1,183	$922	$174,106	$283,600

Balance at January 1, 2013	$9,772	$7,787	$89,830	$1,183	$922	$174,106	$283,600
Amortization for the year	1,077	1,932	16,074	465	-	14,540	34,088
Impairment loss	1,192	-	-	-	-	127,299	128,491
Disposals	(716)	(81)	(2,761)	-	-	-	(3,558)
Transfer from assets held for sale	-	90	987	-	-	-	1,077
Balance at December 31, 2013	$11,325	$9,728	$104,130	$1,648	$922	$315,945	$443,698

Carrying amounts
At December 31, 2012	$5,908	$5,847	$142,612	$1,181	$1,471	$144,364	$301,383
At December 31, 2013	$4,392	$4,065	$126,749	$732	$2,228	$17,786	$155,952

As at December 31, 2013, mining properties include the following properties which are in production, or are under development:

a)	Turmalina Project – Turmalina mine:

The terms of the acquisition of MTL include a royalty payable by the Company to an unrelated third party. The royalty is a net revenue interest of 5% of annual net revenue up to $10 million and 3% thereafter.

b)	Paciência Project - Santa Isabel, Palmital, Marzagão, Rio de Peixe Oxide, Chame and Bahú mines:

In November 2003, the Company closed on a property acquisition agreement dated April 17, 2003 whereby the Company acquired certain mineral rights from AngloGold for $818,000. The mineral rights acquired relate to the following properties in the Paciência Project, Santa Isabel, Morro do Adão, Bahu and Marzagão and the following properties in the Caeté Expansion Project, Catita and Camará. The Company will also pay a sliding scale NSR, from 1.5% to 4.5% of gross revenue, on gold and other precious metals produced from the properties, based on precious metal prices at the time of production.

Jaguar Mining Inc. | 23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Tabular dollar amounts in thousands of US dollars, except per share amounts)

If the Company discovers, on a concession basis, in excess of 750,000 ounces of gold over the measured and indicated resources used in the agreement, AngloGold has the right to buy-in up to 70% of that concession for a predetermined price. If this were to occur, the Company would retain a 30% interest and would receive the same sliding scale NSR payment from AngloGold as the one mentioned above.

On November 21, 2007, the Company reached an agreement with AngloGold whereby it transferred Zone C to AngloGold for an agreed upon value of $8.1 million. Part of the purchase price was satisfied by the settlement of $350,000 in existing liabilities payable by MSOL to AngloGold. The remaining balance will be paid through a reduction of future royalty payments on the sliding scale NSR for the properties purchased from AngloGold in 2003. MSOL will not be required to make royalty payments on the equivalent of approximately 280,000 ounces of gold. As at December 31, 2007, the Company recorded a gain of $381,000 based on the difference between the carrying value of Zone C and the amount of the liabilities settled in the transaction. Since the future royalty payments are contingent on the production and sale of gold at the related properties, the Company is recognizing additional gains over the life of the mine as the royalty obligation is reduced. Since the Paciência operation was placed on temporary care and maintenance in May 2012, no gains were recorded during the year ended December 31, 2013 (2012 - additional gains of $400,000 were recognized relating to this property).

c)	Caeté Project - Roça Grande and Pilar mines:

The Company is required to pay royalties of 0.5% of revenue to the land owners of the Pilar mine site.

d)	Impairment:

During the year ended December 31, 2012, the Company recorded impairment charges in the amount of $90.1 million for the Paciência property and $12.9 million for the Turmalina property. The total impairment charge for the year ended December 31, 2012 was $103.0 million. During the year ended December 31, 2013, the Company updated its impairment test based on current estimates of recoverable mineral reserves and mineral resources. and due to the decrease in gold price. This reassessment generated an increase of $145.5 million in the impairment charge, being $37.3 million related to the Paciência project, $18.7 million related to the Turmalina project and $89.5 million for the Caeté project.

The Paciência, Turmalina and Caeté projects are cash generating units (“CGUs”) which include property, plant and equipment, mineral rights, deferred exploration costs, and asset retirement obligations net of amortization. The CGUs also include mineral exploration project assets relating to properties not in production such as mineral rights and deferred exploration costs.

The impairment loss of $145.5 million was allocated to the following balance sheet lines: $128.5 million was allocated to property, plant and equipment and $17.0 million of the loss was allocated to mineral exploration projects. The recoverable amount of the properties was determined using a fair value less cost of disposal approach (“FVLCD”). FVLCD for the properties was determined by considering the net present value of future cash flows generated by the properties. Net future cash flows were derived from life of mine plans for the properties. The following significant assumptions were used to value the properties:

Discount rate:	9.63%
Gold price:	$1,300

Expected future cash flows used to determine the FVLCD used in the impairment testing of the Paciência, Turmalina and Caeté properties are inherently uncertain and could materially change over time. The cash flows are significantly affected by a number of factors including estimates of production levels, operating costs and capital expenditures reflected in the life of mine plans, as well as economic factors beyond management’s control, such as gold prices and discount rates. Should management’s estimate of the future not reflect actual events, further impairments may be identified or reversal of the existing impairment may occur.

Jaguar Mining Inc. | 24

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Tabular dollar amounts in thousands of US dollars, except per share amounts)

10.	Mineral exploration projects:

Mineral Exploration Projects	Paciência	Turmalina	Caeté	Gurupi	Pedra Branca	Total

Balance at January 1, 2012	$3,616	$8,865	$16,381	$60,076	$-	$88,938
Additions	439	711	529	7,050	39	8,768
Impairment loss	(3,302)	(8,099)	-	-	-	(11,401)
Reclassify to PPE	(753)	(1,477)	-	-	-	(2,230)
Balance at December 31, 2012	$-	$-	$16,910	$67,126	$39	$84,075

Balance at January 1, 2013	$-	$-	$16,910	$67,126	$39	$84,075
Additions	-	82	4	368	352	806
Impairment loss (Note 9(d))	-	(82)	(16,914)	-	-	(16,996)
Balance at December 31, 2013	$-	$-	$-	$67,494	$391	$67,885

a)	Paciência Project:

The Paciência Project includes the following properties: Santa Isabel, Morro do Adão, Rio de Peixe Oxide and Sulphide, Palmital, Marzagão, Bahú and Chamé.

Morro de Adão and Rio de Peixe Sulphide are recorded as mineral properties, as they are not in production. All the other properties currently are in care and maintenance, and included in property, plant and equipment.

b)	Turmalina:

The costs relate to the Satinoco property (Ore Body D) and Faina and Pontal, adjacent to the Turmalina plant and mine, not currently in commercial production. The property is subject to a royalty payable to a third party (Note 9(a)).

c)	Caeté:

The project includes the following properties: Pilar-sulphide, Catita-sulphide, Camará, Roça Grande, Serra Paraíso–sulphide, Juca Vieira and Trindade. The Roça Grande and Pilar mines are included in property, plant and equipment.

d)	Gurupi:

Jaguar has a 100% equity ownership of MCT, which holds all of the mineral licenses for the Gurupi Project, a gold project located in the state of Maranhão, Brazil.

e)	Pedra Branca:

The Company is engaged in gold exploration at a green field site, the Pedra Branca Project (the “Project”), in the State of Ceará in Northeastern Brazil, covering 87,000 acres. The Project used to be a joint venture with Glencore Xstrata plc. (formerly known as Xstrata plc.) On March 7, 2012, Jaguar executed a binding Memorandum of Understanding (“MOU”) with Glencore Xstrata plc. to acquire the remaining 40% interest in the Project. In accordance with the terms of the MOU, Jaguar committed to (a) a staged cash consideration in the amount of $400,000; (b) a NSR of 1.00% (one percent) payable to Xstrata on future gold production; and (c) rights of first refusal on any Base Metal Dominant Deposit (as defined in the MOU) discovered. Upon such discovery, Glencore Xstrata plc. may elect to form a new company owned 30% by MSOL and 70% by Glencore Xstrata plc., by paying 300% of MSOL’s exploration expenditures incurred exclusively on the relevant Base Metal Dominant Area of the property.

Jaguar Mining Inc. | 25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Tabular dollar amounts in thousands of US dollars, except per share amounts)

As at December 31, 2013, the Company has paid $391,000 relating to mineral rights (2012 - $39,000) capitalized to mineral properties.

11.	Accounts payable and accrued liabilities:

	December 31,	December 31,
	2013	2012
Accounts payable (suppliers)	$9,237	$17,582
Interest payable	7,468	3,217
Accrued payroll	7,730	7,793
Other	216	1,153
	$24,651	$29,745

Jaguar Mining Inc. | 26

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Tabular dollar amounts in thousands of US dollars, except per share amounts)

12.	Notes payable:

	December 31,	December 31,
	2013	2012
Bank indebtedness (a)	$15,667	$25,470
Vale note (b)	1,909	1,918
Renvest credit facility (e)	30,000	-
4.5% convertible notes (c)	165,000	-
5.5% convertible notes (d)	103,500	-
Notes payable - current portion	316,076	27,388

Bank indebtedness (a)	183	368
Vale note (b)	5,728	5,754
4.5% convertible notes (c)	-	145,818
5.5% convertible notes (d)	-	88,218
Notes payable - long-term portion	5,911	240,158

Total notes payable	321,987	267,546

Fair value of notes payable	$53,487	$128,625

Principal repayments over the next two years:
	2014	$316,426
	2015	6,946
Total		323,372
Less: unamortized discounts		1,385
		$321,987

a)	Bank indebtedness:

As at December 31, 2013, bank indebtedness includes $378,000 of notes payable secured by equipment. The notes bear interest at 6.35% and are repayable semi-annually over the life of the note. The notes mature August 2015 (2012 - $2.6 million, maturing from February 2013 to August 2015 at interest rates of 4.5% to 6.4%).

Bank indebtedness also includes $15.5 million of promissory notes secured by future gold sales payable at maturities from March 2014 to August 2014. The notes bear interest at 5.0% to 7.2% (2012 - $23.2 million, maturing from March 2013 to December 2013 at interest rates of 4.4% to 8.9%).

b)	Vale note:

The Vale note relates to the purchase of mineral rights for the Roça Grande property for $13.3 million.

The timing of these payments is dependent upon Vale’s registration of the mineral rights transfer with the Departamento Nacional de Produção Mineral (“DNPM”). During 2010, the Company paid $3.2 million (2009 - $1.1 million) relating to these mineral rights. The Company expects to execute the final transfer agreement and pay $2.3 million of the purchase price in 2014 and the remaining balance of $6.7 million in 2015.

The note payable was recognized at its fair value and the discount is being amortized using the effective interest method.

Jaguar Mining Inc. | 27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Tabular dollar amounts in thousands of US dollars, except per share amounts)

c)	4.5% convertible notes:

During September 2009, the Company issued $165.0 million of 4.5% senior unsecured convertible notes.

The Company received net proceeds of approximately $159.1 million. The notes bear interest at a rate of 4.5% per annum, payable semi-annually in arrears on May 1 and November 1 of each year, beginning on May 1, 2010, and mature on November 1, 2014. The Company elected to defer the payment of semi-annual interest on November 1, 2013, and on December 2, 2013, Jaguar committed an event of default under the 4.5% Convertible Notes as a result of its failure to make the interest payment within 30 days as specified by the convertible notes indenture. As a result of the events of default, the principal amount of the notes, plus accrued and unpaid interest, if any, may be declared immediately due and payable (subject to the stay of proceedings under the Initial Order – see Note 1). As a result, the Company recorded additional interest expense of $9.0 million to recognize the remaining discount and transaction costs on the issuance of the convertible notes. As of December 31, 2013, the Noteholders had not called the loan and are stayed from doing so as a result of the stay of proceedings under the Initial Order.

The 4.5% Convertible Notes have an initial conversion rate of 78.4314 Jaguar common shares per US$1,000 principal amount of notes, representing an initial conversion price of approximately US$12.75 per common share. The conversion rate is subject to certain anti-dilution adjustments and adjustments in connection with specified corporate events. The notes are convertible at any time prior to maturity. Upon conversion, Jaguar may, in lieu of delivering its common shares, elect to pay or deliver, as the case may be, cash or a combination of cash and common shares, in respect of the converted notes. Jaguar will be required to make an offer to repurchase the notes for cash upon the occurrence of certain fundamental changes as defined within the terms of the notes.

The Company initially allocated $42.2 million of the net proceeds to the conversion option component of the 4.5% Convertible Notes since it is treated as a derivative liability and carried at fair value with changes in fair value recorded in the consolidated statements of operations and comprehensive loss (see Note 7(g)). The remaining portion of the net proceeds of $116.9 million was allocated to the note component of the convertible notes issuance and the note component is measured at amortized cost using the effective interest method subsequent to the date of issuance.

d)	5.5% convertible notes:

During February 2011, the Company issued $103.5 million of 5.5% senior unsecured convertible notes.

The Company received net proceeds of approximately $99.3 million. The notes bear interest at 5.5% per annum, payable semi-annually in arrears on March 31 and September 30 of each year, beginning on September 30, 2011, and mature on March 31, 2016. The 5.5% Convertible Notes have an initial conversion rate of 132.4723 Jaguar common shares per US$1,000 principal amount of notes, representing an initial conversion price of approximately US$7.55 per common share. The conversion rate is subject to certain anti-dilution adjustments and adjustments in connection with specified corporate events. The notes are convertible at any time prior to maturity. Upon conversion, the Company may, in lieu of delivering its common shares, elect to pay or deliver, as the case may be, cash or a combination of cash and common shares, in respect of the converted notes. The Company will be required to make an offer to repurchase the notes for cash upon the occurrence of certain fundamental changes as defined within the terms of the notes.

The Company initially allocated $18.9 million of the net proceeds to the conversion option component of the convertible notes since it is treated as a derivative liability and carried at fair value with changes in fair value recorded in the consolidated statements of operations and comprehensive loss (see Note 7(g)). The remaining portion of the net proceeds of $80.4 million was allocated to the note component of the convertible notes issuance and the note component is measured at amortized cost using the effective interest method subsequent to the date of issuance.

Jaguar Mining Inc. | 28

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Tabular dollar amounts in thousands of US dollars, except per share amounts)

The default on the payment of the 4.5% Convertible Note interest in December 2013 and the Company entering into CCAA protection on December 23, 2013 caused the Company to commit events of default under the 5.5% Convertible Note indenture. As a result of the events of default, the principal amount of the notes, plus accrued and unpaid interest, if any, may be declared immediately due and payable (subject to the stay of proceedings under the Initial Order – see Note 1). As a result, the Company recorded additional interest expense of $10.8 million to recognize the remaining discount and transaction costs on the issuance of the convertible notes. As of December 31, 2013, the Noteholders had not called the loan and are stayed from doing so as a result of the stay of proceedings under the Initial Order (see Note 1).

e)	Renvest Credit Facility:

On October 29, 2012, the Company announced that it had arranged a $30.0 million standby credit facility (the “Facility”) with Renvest Mercantile Bancorp Inc. through its Global Resource Fund (the “Lender”).

On January 25, 2013, the Company made an initial drawdown of $5.0 million on the Facility and concurrently issued 570,919 common shares of the Company (Note 16(a)) to the Lender pursuant to the terms of the Facility. On June 26, 2013, the Company drew down the remaining $25.0 million on the Facility and issued another 1,315,789 common shares of the Company (Note 16(a)) to the Lender. The initial drawdown and the subsequent drawdown under the Facility mature on July 25, 2014.

Interest is applied to the outstanding balance of all amounts drawn down from the Facility at a fixed rate of eleven percent (11%) per annum, payable monthly in arrears. The Facility includes a general security agreement over all of the Company’s and its subsidiaries’ present and future assets, delivery of the shares of the Company’s subsidiaries and loan guarantees by the Company’s subsidiaries. Loan covenants include restrictions on additional borrowing and granting of security and a requirement that the Company use commercially reasonable efforts to maintain the listing of its common shares on the TSX during the term of the loan.

The default on the payment of the 4.5% Convertible Note interest in December 2013 and the Company entering into CCAA protection on December 23, 2013 caused the Company to commit events of default under the Renvest Credit Facility Agreement. As a result of the events of default, the principal amount of the notes, plus accrued and unpaid interest, if any, may be declared immediately due and payable (subject to the stay of proceedings under the Initial Order – see Note 1). Therefore, the Company recorded additional interest expense of $1.2 million to recognize the remaining transaction costs incurred on the issuance of the debt. As of December 31, 2013, the lender had not called the loan and is stayed from doing so as a result of the stay of proceedings under the Initial Order.

13.	Income taxes:

a)	Income tax expense:

The following table shows the components of current and deferred tax expense:

	December 31,	December 31,
	2013	2012

Current tax recovery	$(921)	$(466)
Deferred tax expense (recovery)	572	(1,302)
Total income tax recovery	$(349)	$(1,768)

Jaguar Mining Inc. | 29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Tabular dollar amounts in thousands of US dollars, except per share amounts)

b)	Tax rate reconciliation:

The provision for income taxes differs from that which would be expected by applying the combined Canadian federal and provincial statutory income tax rate to income before income taxes. A reconciliation of the difference is as follows:

	December 31,	December 31,
	2013	2012

Loss before income taxes	$(249,656)	$(86,305)
Combined federal and provincial income tax rate	26.50%	26.50%
Expected income tax expense	$(66,159)	$(22,871)

Increase (decrease) in tax expense resulting from:
Foreign exchange	14,369	8,762
Change in benefit of non-capital losses not recognized	5,290	28,364
Change in benefit of other temporary differences not recognized	55,329	11,980
Difference in foreign tax rates and future enacted tax rates	(15,216)	(11,766)
Other non-deductible (taxable) expense	4,948	(17,453)
Withholding tax on inter-company interest	1,090	1,216
Income tax recovery	$(349)	$(1,768)

c)	Deferred tax assets:

Deferred tax assets have not been recognized in respect of the following items:

	December 31,	December 31,
	2013	2012

Deductible temporary differences	$589,525	$225,350
Tax losses	196,341	178,166

d)	Tax losses:

The tax losses not recognized expire as per the amounts and years noted below. The deductible temporary differences do not expire under current tax legislation. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits there from. The following table summarizes the Company's non-capital losses that can be applied against future taxable profit:

Jaguar Mining Inc. | 30

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Tabular dollar amounts in thousands of US dollars, except per share amounts)

Expiry year	Amount
2014	$3,568
2015	5,396
2026	1,527
2027	5,717
2028	1,860
2029	18,709
2030	8,870
2031	18,968
2032	14,598
2033	16,854
$96,067

The Company also has non-capital losses of $102.6 million (equivalent to R$228.7 million) in Brazil which can be carried forward indefinitely, however only 30% of the taxable income in one year can be applied against the loss carry-forward balance.

The CCAA Plan mentioned in Note 2 and 15, if implemented, is expected to reduce the available income tax losses carried forward and other tax attributes.

e)	Movement in net deferred tax liabilities:

	2013	2012
Balance at the beginning of the year	$(6,624)	$(8,635)
Recognized in profit and loss	(572)	1,302
Other	846	709
Balance at the end of the year	$(6,350)	$(6,624)

f)	Recognized deferred tax assets and liabilities:

The following table summarizes the types of recognized deferred tax assets and liabilities:

	December 31,	December 31,
	2013	2012
Deferred tax assets
Non-capital losses	$852	$3,547
Amounts not deductible until paid	2,100	1,540
Inventory	-	456
Other	-	432
Unrealized foreign exchange loss	306	358
Total deferred tax assets	$3,258	$6,333

Deferred tax liabilities
Other	-	(471)
Property, plant and equipment	(7,128)	(10,423)
Deferred revenue	(2,480)	(2,063)
Total deferred tax liabilities	$(9,608)	$(12,957)

Deferred tax liabilities - net	$(6,350)	$(6,624)

Jaguar Mining Inc. | 31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Tabular dollar amounts in thousands of US dollars, except per share amounts)

14.	Reclamation provisions:

	December 31, 2012	Additions/ (Decrease)	Accretion	Payments	Foreign exchange	December 31, 2013
Reclamation provision	$21,051	(4,436)	1,864	(287)	(2,522)	$15,670

Less: current portion	4,124					826
Long-term portion	$16,927					$14,844

The reclamation provisions relate to the cost to reclaim land that has been disturbed as a result of mining activity. The estimated future cash flows have been discounted using a rate of 9.9% and the inflation rate used to determine future expected cost ranges from 5.0% to 5.8% per annum.

The Company expects to spend approximately $21.3 million (amount not discounted or adjusted for inflation) which will be incurred between 2014 and 2026 to reclaim the areas explored (2012 - $26.9 million).

15.	Other provisions and contingent liabilities:

Various legal, environmental and regulatory matters are outstanding from time to time due to the nature of the Company’s operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

As of December 31, 2013, the Company has recognized a provision of $8.0 million (2012 - $4.8 million) representing management’s best estimate of expenditures required to settle present obligations, as noted in the table below. The ultimate outcome or actual cost of settlement may vary materially from management estimates.

	December 31, 2012	Additions	Reversals	Payments	Foreign exchange	December 31, 2013
Labour litigation	$2,500	$6,436	$(2,685)	$(470)	$(625)	$5,156
Civil litigation	1,727	1,052	(678)	-	(240)	1,861
Other provisions	569	650	(120)	-	(135)	964
	$4,796	$8,138	$(3,483)	$(470)	$(1,000)	$7,981

On July 30, 2013, Daniel R. Titcomb (“Titcomb”), the Company’s former President and Chief Executive Officer, and a group of former officers, a former Director and a former related party (Brazilian Resources Inc. -“BZI”), filed a complaint (the “Complaint”) in New Hampshire against the Company and selected current and former directors (the “Named Directors”) of the Company. Among other items, the Complaint alleges wrongful termination of Mr. Daniel R. Titcomb on December 6, 2011 and mismanagement of the strategic review process regarding the possible change of control of Jaguar which ended May 8, 2012. Jaguar and its Board of Directors believe the Complaint to be without merit and are taking any steps necessary to vigorously defend the lawsuit and protect its interests. No accrual has been made related to this lawsuit.

On November 21, 2013, the Company and the Named Directors filed motions to dismiss various aspects of the Complaint on a number of grounds (the “Motions to Dismiss”).

On December 27, 2013, the plaintiffs in the Complaint filed a motion to (i) stay the Complaint until the Ontario Superior Court of Justice (Commercial List) lifts the stay in the CCAA proceeding or the CCAA proceeding is concluded; and (ii) stay and suspend the deadline for the plaintiffs in the Complaint to respond to the Motions to Dismiss.  The Company and the Named Directors did not object to this motion.  An order granting the requested stay was issued by the U.S. District Court for the District of New Hampshire on December 30, 2013.

Jaguar Mining Inc. | 32

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Tabular dollar amounts in thousands of US dollars, except per share amounts)

On February 5, 2014, the Company entered into an agreement with the plaintiffs in the Complaint providing, among other things, that upon implementation of the CCAA Plan the plaintiffs in the Complaint shall have no right to, and shall not, make any claim or seek any recoveries under the Complaint, other than enforcing such plaintiff’s rights, if any, to be paid from the proceeds of an enumerated company or director and officer insurance policy by the applicable insurers.  The Company agreed that, upon implementation of the CCAA Plan and if requested by the plaintiffs in the Complaint, it would withdraw its counterclaims against the plaintiffs in the Complaint.

16.	Capital stock:

a)	Common shares:

The Company is authorized to issue an unlimited number of commons shares. All issued shares are fully paid and have no par value.

On January 14, 2013, 100,000 inducement shares, valued at $69,000, were granted to the new Chief Operating Officer of the Company.

On January 25, 2013, 570,919 shares, valued at $491,000, were granted to Renvest Mercantile Bancorp Inc. (the “Lender”) upon the initial drawdown of $5.0 million of the Facility. On June 26, 2013, 1,315,789 shares, valued at $474,000, were granted to the Lender upon the subsequent drawdown of $25.0 million of the Facility (Note 12(e)).

b)	Stock options:

Under the Jaguar Stock Option Plan (the “Plan”), the Company may grant options to directors, officers, employees and consultants of the Company and its subsidiaries. The maximum number of Company shares that have been reserved under this plan is 10,500,000.

The following table shows the roll-forward and the stock options outstanding as at December 31, 2013:

Common Share Options	Number	Weighted Average Exercise Price (Cdn$)
Balance, December 31, 2011	4,005,000	$7.13
Issued during the year	1,326,250	1.07
Options expired	(3,495,000)	7.25
Balance, December 31, 2012	1,836,250	$2.52
Issued during the year	277,778	0.55
Options expired	(510,000)	6.28
Balance, December 31, 2013	1,604,028	$0.98

Exercise Price (Cdn$)	Outstanding December 31, 2013	Weighted Average Remaining Life in Years	Number Exercisable
$1.05	1,200,000	3.70	800,000
$1.26	126,250	3.74	126,250
$0.61	200,000	4.26	66,666
$0.41	77,778	4.37	77,778
	1,604,028	3.80	1,070,694

Jaguar Mining Inc. | 33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Tabular dollar amounts in thousands of US dollars, except per share amounts)

Exercise Price (Cdn$)	Outstanding December 31, 2012	Weighted Average Remaining Life in Years	Number Exercisable
$6.28	510,000	3.71	510,000
$1.05	1,200,000	4.70	400,000
$1.26	126,250	4.74	126,250
	1,836,250	4.43	1,036,250

Stock compensation expense of $403,000 is included in stock-based compensation for the year ended December 31, 2013 (2012 - $531,000).

On April 5, 2013, 200,000 stock options were granted to the Chief Financial Officer, at a strike price of Cdn$0.61. One-third of the options vested immediately. One-third will vest after one year and one-third after two years. The options expire April 5, 2018.

On May 13, 2013, 77,778 stock options were granted to consultants at a strike price of Cdn$0.41. The direct method was used to value the consultant’s options (using the value of the services to be rendered). The weighted average grant date fair value of these options was Cdn$0.27. One-third of the options vested immediately, one-third vested after one month and one-third after two months. These options expire May 13, 2018.

During September 2012, 1,200,000 inducement options were granted to the new CEO of the Company at a strike price of Cdn$1.05. These options are not subject to the plan maximum limitation. One-third of the options vested immediately. One-third vested after one year and one-third will vest after two years. The options expire September 10, 2017.

During September 2012, 126,250 options were granted to consultants at an exercise price of Cdn$1.26. The options vested during the fourth quarter of 2012 and expire September 27, 2017. The direct method was used to value the consultant’s options (using the value of the services to be rendered). The weighted average grant date fair value of these options was Cdn$0.80.

The following table is a summary of stock options granted during the year ended December 31, 2013 and 2012, the fair values and the assumptions used in the Black-Scholes option pricing formula:

		Weighted Average
	Number of options	Exercise price (Cdn$)	Dividend yield	Risk free interest rate	Forfeiture rate	Expected life (years)	Volatility factor	Fair value

Granted in 2013	277,778	$0.55	-	1.09%	0.00%	2.9	82%	$0.27
Granted in 2012	1,326,500	$1.07	-	1.25%	0.00%	3.0	80%	$0.71

The expected volatility used in the Black-Scholes option pricing model is based on the historical volatility of the Company’s shares.

c)	Hedging reserve:

The hedging reserve represents hedging gains and losses recognized on the effective portion of cash flow hedges. The cumulative deferred gain or loss on the hedge is recognized in the consolidated statements of operations and comprehensive loss when the hedged transaction impacts the consolidated statements of operations and comprehensive loss, or is recognized as an adjustment to the cost of non-financial hedged items (Note 7(c)).

Jaguar Mining Inc. | 34

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Tabular dollar amounts in thousands of US dollars, except per share amounts)

17.	Long-term incentive plan:

The Company has three long-term incentive plans for directors, senior officers, employees and consultants of the Company:

a)	Deferred Share Units (“DSUs”):

A Deferred Share Unit Plan was established which allows the Company to grant its directors performance awards. DSUs are fully vested on issuance with eventual settlement in cash on resignation. The intrinsic value of the DSU liability is equal to its fair value and it is determined by multiplying the number of DSUs outstanding by the weighted average market price of the shares on the TSX. As at December 31, 2013, the Company has an $8,000 liability represented by 163,392 DSUs outstanding (2012 - $203,000 liability represented by 273,479 DSUs outstanding).

b)	Restricted Stock Units (“RSUs”):

A Restricted Stock Unit Plan was established which allows the Company to grant performance awards to senior officers, employees and consultants of the Company. RSUs call for eventual settlement in cash based upon the price of the Company’s common stock at a future vesting date. The intrinsic value of the RSU liability is equal to its carrying value and it is determined by multiplying the number of RSUs outstanding by the share price at the end of the reporting period. As at December 31, 2013, the Company has a $3,000 liability represented by 86,500 RSUs outstanding (2012 - $107,000 liability represented by 217,375 RSUs outstanding).

c)	Stock Appreciation Rights (“SARs”):

A Stock Appreciation Rights Plan was established which allows the Company to grant performance awards to senior officers, employees or consultants of the Company. SARs call for eventual settlement in cash based upon the increase in price of the Company’s common stock from the grant date to a future vesting date.

SARs typically vest such that one-third will vest upon issuance, one-third will vest one year after grant, and one-third will vest two years after grant. SARs participants are permitted to select a pre-determined price at which the SARs would be paid an amount equal to the difference between the market price at the date of grant and the pre-determined price upon both the pre-determined price being attained and the vesting of the SARs. If no pre-determined price is selected by the participant or if the pre-determined price is not attained before the three year period, the payout amount will be the increase in price of the Company’s common stock from the grant date to the expiry date.

The fair value of the SARs liability is estimated at the reporting date using the Black-Scholes option-pricing model with the following assumptions:

		Weighted Average
Year	Number of SARs	Exercise price (Cdn$)	Dividend yield	Risk- free interest rate	Forfeiture rate	Expected life (years)	Volatility factor	Fair value

2013	75,000	$0.05	-	1.07%	0.00%	0.4	136%	$-
2012	420,050	$6.79	-	1.10%	0.00%	1.4	103%	$11

The expected volatility used in the Black-Scholes option pricing model is based on the historical volatility of the Company’s shares.

Jaguar Mining Inc. | 35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Tabular dollar amounts in thousands of US dollars, except per share amounts)

The expected life of the SAR is estimated as the mid-point between the expiry and vesting dates of each SAR granted. In cases where the right is outstanding past the mid-point between the expiry and vesting dates, the mid-point between the measurement date and the expiry date is used unless circumstances at the measurement date indicate an alternate date is more appropriate.

As at December 31, 2013, the fair value amount related to SARs is $nil (2012 - $11,000 recorded as deferred compensation liabilities).

18.	Basic and diluted earnings per share:

Dollar amounts and share amounts in thousands, except per share amounts.

	2013	2012
Numerator
Net loss for the period	$(249,307)	$(84,537)

Denominator
Weighted average number of common shares outstanding – basic	85,715	84,410
Dilutive effect of options	-	-
Weighted average number of common shares outstanding – diluted	85,715	84,410
Basic and diluted loss per share	$(2.91)	$(1.00)

The determination of the weighted average number of common shares outstanding for the calculation of diluted earnings per share does not include the following effect of options and convertible notes since they are anti-dilutive:

	2013	2012
Options	1,720	2,921
Convertible notes	26,650	26,650
	28,370	29,571

19.	Capital disclosures:

The Company manages its capital structure in order to support the acquisition, exploration and development of mineral properties, and to maximize return to stakeholders through a flexible capital structure which optimizes the costs of capital and the debt and equity balance. The Company sets the amount of capital in proportion to risk by managing the capital structure and making adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. To adjust or maintain its capital structure, the Company may adjust the amount of long-term debt, enter into new credit facilities or issue new equity.

The capital structure of the Company consists of notes payable (Note 12) and all of the components of shareholders’ equity.

The Company is not subject to externally imposed capital requirements.

Jaguar Mining Inc. | 36

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Tabular dollar amounts in thousands of US dollars, except per share amounts)

20.	Commitments:

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining undiscounted contractual maturities of the Company’s financial liabilities and other commitments.

As at December 31, 2013	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Financial Liabilities
Accounts payable and accrued liabilities	$24,651	$-	$-	$-	$24,651
Notes payable (a)
Principal	316,426	6,946	-	-	323,372
Interest	19,839	8,565	-	-	28,404
Other liabilities	1	54	-	-	55
	$360,917	$15,565	$-	$-	$376,482
Other Commitments
Income taxes payable	$11,642	$-	$-	$-	$11,642
Other provisions	7,981	-	-	-	7,981
Operating lease agreements	263	189	-	-	452
Suppliers' agreements Mine operations (b)	1,215	-	-	-	1,215
Reclamation provisions (c)	859	5,378	1,728	13,322	21,287
	$21,960	$5,567	$1,728	$13,322	$42,577
Total	$382,877	$21,132	$1,728	$13,322	$419,059

As at December 31, 2012	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Financial Liabilities
Accounts payable and accrued liabilities	$29,745	$-	$-	$-	$29,745
Notes payable
Principal	27,736	$172,138	$103,500	-	303,374
Interest	14,008	18,836	2,862		35,706
Other liabilities	20	60	-	-	80
	$71,509	$191,034	$106,362	$-	$368,905
Other Commitments
Income taxes payable	$15,451	$-	$-	$-	$15,451
Other provisions	4,796	-	-	-	4,796
Operating lease agreements	271	185	92	-	548
Suppliers' agreements Mine operations (b)	2,672	-	-	-	2,672
Reclamation provisions (c)	4,219	3,093	5,337	14,293	26,942
	$27,409	$3,278	$5,429	$14,293	$50,409
Total	$98,918	$194,312	$111,791	$14,293	$419,314

(a)	The contractual maturity of the principal portion of the notes payable takes into consideration events of default that have occurred under the relevant debt agreements. Interest amounts are based on contractual terms assuming the principal remains outstanding for its original term.

Jaguar Mining Inc. | 37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Tabular dollar amounts in thousands of US dollars, except per share amounts)

(b)	The Company has the right to cancel the mine operations contracts with 30 days advance notice. The amount included in the commitments table represents the amount due within 30 days.

(c)	The reclamation provisions are not adjusted for inflation and are not discounted.

21.	Supplemental cash flow information:

Cash and cash equivalents:

Cash and cash equivalents include R$11.9 million ($5.1 million) in bank certificates of deposit (2012 - R$22.7 million ($11.1 million)).

22.	Related party transactions:

a)	Transactions with subsidiaries:

The Company has transferred funds to its subsidiaries MSOL, MTL and MCT in the form of loans at a rate of three-month LIBOR plus 4% and export loans at a rate of six-month LIBOR plus 4%. During 2013 and 2012 the Company received interest and loans repayments. All transactions with the subsidiaries have been eliminated upon consolidation.

b)	Transactions with directors and key management:

The Company transacts with key individuals from management and with its directors who have authority and responsibility to plan, direct and control the activities of the Company. The nature of these dealings were in the form of payments for services rendered in their capacity as director (director fees, including share-based payments) and as employees of the Company (salaries, benefits and share-based payments).

Key management personnel are defined as the executive officers of the Company including the President and Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Corporate Secretary.

During 2013 and 2012, remuneration to directors and key management personnel were as follows:

•	Compensation of directors

Compensation of directors comprised:

	2013	2012
Fees earned and other compensation(1)	$512	$638
Share-based compensation (recovery)	(117)	(1,385)
	$395	$(747)

(1) Fees earned and other compensation paid represents fees paid to the non-executive chairman and the non-executive directors during the financial year.

A portion of the directors' compensation is settled with the Company's share-based plans (the Jaguar Stock Option Plan, Deferred Stock Unit Plan and Stock Appreciation Rights Plan) according to the election of the directors (Note 17).

Jaguar Mining Inc. | 38

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Tabular dollar amounts in thousands of US dollars, except per share amounts)

•	Compensation of key management personnel

Compensation of key management personnel comprised:

	2013	2012
Fees earned and other compensation	$1,969	$1,395
Post-employment benefits	-	7
Share-based compensation	381	(324)
	$2,350	$1,078

Share-based compensation includes the recognized cost (recovery) to the Company of senior management's participation in share-based payments plans, as measured by the fair value of options, RSUs and SARs granted, accounted for in accordance with IFRS 2 Share-based Payments (Note 17).

During the second quarter of 2013, 77,778 options were granted to Fred Hermann Consulting at an exercise price of Cdn$0.41. Fred Hermann is a director of Jaguar. The options vested during the second quarter of 2013 and expire May 13, 2018. The direct method was used to value the consultant’s options (using the value of the services to be rendered). The weighted average grant date fair value of these options was Cdn$0.27. Excluded from the directors’ share-based compensation is $21,000 relating to these options.

During the third quarter of 2012, 100,000 options were granted to Fred Hermann at an exercise price of Cdn$1.26. The options vested during the fourth quarter of 2012 and expire September 27, 2017. The direct method was used to value the consultant’s options (using the value of the services to be rendered). The weighted average grant date fair value of these options was Cdn$0.80. Excluded from the directors’ share-based compensation is $21,000 relating to these options.

c)	Other related party transactions:

The Company incurred consulting expenses from Hermann Consulting Inc. (“Hermann”), a company owned by Fred Hermann, a director of Jaguar. Fees paid to Hermann are recorded at the exchange amount – being the amount agreed to by the parties and included in administration expenses in the statements of operations and comprehensive loss - and amount to $397,000 for the year ended December 31, 2013 ($120,000 for the year ended December 31, 2012).

The Company also incurred legal fees from Azevedo Sette Advogados (“ASA”), a company whose partner is Luis Miraglia, a director of Jaguar. Fees paid to ASA are recorded at the exchange amount – being the amount agreed to by the parties and included in administration expenses in the statements of operations and comprehensive loss - and amount to $149,000 for year ended December 31, 2013 ($47,000 for the year ended December 31, 2012).

23.	Subsequent event:

On January 14, 2014, the Company obtained an order from the Court extending the period of the stay of proceedings under the CCAA Plan until February 28, 2014. The period of the stay of proceedings has been extended on multiple occasions. As at March 27, 2014, the stay of proceedings had been extended to April 7, 2014. Please refer to Notes 1 and 2 for further details.

Jaguar Mining Inc. | 39